UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT URBAN DEVELOPMENT CORPORATION’S ANNOUNCEMENT OF DIFFERENCES BETWEEN ITS NON-CONSOLIDATED EARNINGS FOR THE FISCAL YEARS ENDED MARCH 31, 2015 AND MARCH 31, 2014

On May 12, 2015, the registrant filed with the Tokyo Stock Exchange a notice concerning its subsidiary NTT URBAN DEVELOPMENT CORPORATION’s announcement regarding the differences between its non-consolidated earnings for the fiscal years ended March 31, 2015 and March 31, 2014. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
Name:	Yasutake Horinouchi
Title:	Vice President
Investor Relations Office

Date: May 12, 2015

May 12, 2015

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

NOTICE REGARDING NTT URBAN DEVELOPMENT CORPORATION’S

ANNOUNCEMENT OF THE DIFFERENCES BETWEEN NON-CONSOLIDATED

EARNINGS FOR THE FISCAL YEARS ENDED MARCH 31, 2015 AND MARCH 31, 2014

NTT URBAN DEVELOPMENT CORPORATION (“NTT UD”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced today the differences between its non-consolidated financial results for the fiscal years ended March 31, 2015 and March 31, 2014.

1. Differences between the non-consolidated financial results for the year ended March 31, 2015 and the actual figures for the previous year

	Operating Revenues	Operating Income	Income before Income Taxes	Net Income	Net Income per Share
Previous year results (A)	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)	(yen)
(Year ended March 31, 2014)	168,596	27,060	20,697	10,093	30.67
Actual results for this year (B)	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)	(yen)
(Year ended March 31, 2015)	132,013	21,832	16,208	10,668	32.41
Change (B-A)	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
	(36,582)	(5,227)	(4,488)	574	—
Change (%)	(21.7)	(19.3)	(21.7)	5.7	—

2. Reasons for the difference

Operating Revenues for the fiscal year ended March 31, 2015 decreased 21.7% from the previous fiscal year primarily due to a decrease in the number of condominiums delivered, among other factors.

For further inquiries, please contact:

Tatsuya Watanabe or Yuta Kosuge
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-6838-5481
Fax:	+81-3-6838-5499